Terms of the Notes

The Capped Buffered Enhanced Return Notes provide a leveraged return, subject to the Max Return, if the Ending Value of the Underlying is greater than the Starting Value. If the Ending Value of the Underlying is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your Notes at maturity. If the Ending Value of the Underlying is less than the Threshold Value, there is full exposure to declines in the Underlying beyond the Threshold Value, and you will lose some or a significant portion of your investment in the Notes. The Notes will not pay interest. At maturity, you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 18 months.
Underlyings:	The S&P 500® Index (Bloomberg symbol: “SPX”).
Pricing and Issue Dates*:	July 31, 2023 and August 3, 2023, respectively.
Upside Participation Rate:	150%
Max Return:	$1,175.00 per Note, which represents a return of 17.50% over the principal amount.
Threshold Value:	With respect to each Underlying, 90% of its Starting Value.
Initial Estimated Value Range:	$930.00 and $980.00 per Note.
CUSIP:	09711AAM0
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105723004598/form424b2.htm

Redemption Amount Determination

Hypothetical Payout Profile

Underlying Return	Redemption Amount per Note(1)	Return on the Notes
60.00%	$1,175.00	17.50%
50.00%	$1,175.00	17.50%
40.00%	$1,175.00	17.50%
30.00%	$1,175.00	17.50%
20.00%	$1,175.00	17.50%
11.67%	$1,175.00(3)	17.50%
10.00%	$1,150.00	15.00%
5.00%	$1,075.00	7.50%
2.00%	$1,030.00	3.00%
0.00%	$1,000.00	0.00%
-10.00%(2)	$1,000.00	0.00%
-10.01%	$999.90	-0.01%
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-50.00%	$600.00	-40.00%
-100.00%	$100.00	-90.00%

(1)       The Redemption Amount per Note is based on the hypothetical Upside Participation Rate.

(2)       This is the Underlying Return which corresponds to the Threshold Value.

(3)       The Redemption Amount per Note cannot exceed the Max Return.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	The Notes do not bear interest.
•	The return on the Notes will be limited to the Max Return.
•	The Redemption Amount will not reflect changes in the levels of the Underlying other than on the Valuation Date.
•	Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated June 30, 2023, Product Supplement EQUITY-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.